UNITED STATES

SECURITIES 0AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Global-E Online Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M5216V106
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M5216V106	SCHEDULE 13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS Deutsche Post AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 20,006,696(1)
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 20,006,696(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,006,696(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Consists of 20,006,696 ordinary shares, no par value of Global-E Online Ltd. (the “Ordinary Shares” and the “Issuer,” respectively) held by Deutsche Post Beteiligungen Holding GmbH, a direct wholly owned subsidiary of Deutsche Post AG.

(2)	The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the percentage of shares beneficially owned by Deutsche Post Beteiligungen Holding GmbH out of 164,253,547 Ordinary Shares issued and outstanding as disclosed by the Issuer in its Report of a Foreign Private Issuer on Form 6-K as of May 11, 2023, filed with the Securities and Exchange Commission on May 12, 2023.

CUSIP No. M5216V106	SCHEDULE 13G	Page 3 of 6

1	NAMES OF REPORTING PERSONS Deutsche Post Beteiligungen Holding GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 20,006,696
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 20,006,696
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,006,696
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%(1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the percentage of shares beneficially owned by Deutsche Post Beteiligungen Holding GmbH out of 164,253,547 Ordinary Shares issued and outstanding as disclosed by the Issuer in its Report of a Foreign Private Issuer on Form 6-K as of May 11, 2023, filed with the Securities and Exchange Commission on May 12, 2023.

CUSIP No. M5216V106	SCHEDULE 13G	Page 4 of 6

Item 1.

(a)	Name of Issuer:

Global-E Online Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

9 Hapsagot Street, Petah Tikva 4951041, Israel

Item 2.

(a)	Name of Person Filing:

(i) Deutsche Post AG
(ii) Deutsche Post Beteiligungen Holding GmbH

(b)	Address of Principal Business Office or, if none, Residence:

(i) Charles-de-Gaulle-Straße 20, 53113 Bonn, Germany
(ii) Charles-de-Gaulle-Straße 20, 53113 Bonn, Germany

(c)	Citizenship:

(i) Germany
(ii) Germany

(d)	Title of Class of Securities:

Ordinary Shares

(e)	CUSIP Number:

M5216V106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Information with respect to the Reporting Persons’ ownership as of December 31, 2023 is incorporated by reference to items (5)-(9) and (11) of the cover page for each Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. M5216V106	SCHEDULE 13G	Page 5 of 6

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Member of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. M5216V106	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2024

Deutsche Post AG

By:	/s/ Oliver Steffan
Name:	Oliver Steffan
Title:	Authorized Signatory

By:	/s/ Carola Schmitz-Becker
Name:	Carola Schmitz-Becker
Title:	Authorized Signatory

Deutsche Post Beteiligungen Holding GmbH

By:	/s/ Marcia Lin
Name:	Marcia Lin
Title:	Authorized Signatory

By:	/s/ Christian Garbe
Name:	Christian Garbe
Title:	Authorized Signatory